

IAMGOLD
CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD 2025 DRILL PROGRAM EXTENDS MINERALIZATION AT NELLIGAN AND MONSTER LAKE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, September 15, 2025 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce assay results from the ongoing 2025 drilling programs at its Nelligan Project (100% owned by IAMGOLD) and its Monster Lake Project (100% owned by IAMGOLD) confirming the extension of the mineralized zones of both deposits. Nelligan and Monster Lake are located 15 km apart with the combined exploration camp accessible by road approximately 60 km southwest of Chibougamau in central Quebec, Canada.

"I want to congratulate our exploration team as they continue to expand the mineralized envelope of Nelligan and intersect high-grade veins at Monster Lake," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "The Nelligan and Monster Lake camp has seen rapid growth from a relatively conservative drill program prior to this year, and these results confirm our decision to continue to increase our exploration activities within this camp. When you combine Nelligan with the high-grade satellite Monster Lake deposit, there are nearly 9 million ounces of resources in this mining camp already, positioning Nelligan among the largest gold projects in Canada with significant potential for further growth. Together, the Nelligan and Monster Lake camp offers a compelling opportunity for organic growth, further positioning IAMGOLD as a leading mid-tier mining company with a high-quality pipeline in a stable, mining-friendly jurisdiction like Canada."

Nelligan Drilling Program Highlights:

Zone 36:

- **20.6 metres ("m") at 1.93 grams per tonne gold ("g/t Au") and 13.5 m at 2.17 g/t Au,** including 1.5 m at 6.62 g/t Au in hole NE-25-239;
- **7.5 m at 4.28 g/t Au,** including 1.5 m at 18.1 g/t Au in hole NE-25-244;
- **31.0 m at 0.97 g/t Au, 48.5 m at 1.32 g/t Au,** including 2.8 m at 6.47 g/t Au, **and 34.0 m at 1.13 g/t Au** in hole NE-25-256A;
- **36.5 m at 3.03 g/t Au** in hole NE-25-265.

Renard Zone:

- **13.5 m at 3.15 g/t Au,** including 6.0 m at 7.91 g/t Au in drill hole NE-25-239;
- **21.0 m at 1.45 g/t Au** in drill hole NE-25-240A;
- **24.5 m at 3.24 g/t Au,** including 1.5 m at 11.5 g/t Au in drill hole NE-25-244;
- **28.8 m at 1.00 g/t Au,** including 0.5 m at 8.86 g/t Au in drill hole NE-25-248;
- **11.9 m at 1.98 g/t Au and 1.5 m at 115.5 g/t Au** in drill hole NE-25-256A;
- **22.0 m at 1.62 g/t Au** in drill hole NE-25-265.

Footwall Zone:

- **13.5 m at 2.70 g/t Au,** including 1.5 m at 16.9 g/t Au in drill hole NE-25-240A;
- **21.0 m at 2.23 g/t Au,** including 1.5 m at 13.1 g/t Au in drill hole NE-25-244;
- **21.0 m at 1.37 g/t Au,** including 1.5 m at 6.71 g/t Au and **19.5 m at 1.54 g/t Au** in drill hole NE-25-248;
- **43.5 m at 1.07 g/t Au** in drill hole NE-25-252;
- **2.7 m at 17.5 g/t Au** in drill hole NE-25-254;
- **7.5 m at 7.48 g/t Au,** including 1.5 m at 25.4 g/t Au, **and 34.5 m at 1.22 g/t Au** in drill hole NE-25-256A.

Monster Lake Drilling Program Highlights:

Megane Zone (in the Main Shear Zone):

- **3.0 m at 12.66 g/t Au,** including 0.55 m at 54.4 g/t Au in drill hole ML-25-282;
- **6.9 m at 10.59 g/t Au** in drill hole ML-25-286;
- **9.0 m at 23.4 g/t Au,** including 5.0 m at 40.7 g/t Au, including 0.7 m at 191.5 g/t Au in drill hole ML-25-292.

Lower Shear Zone:

- **4.9 m at 127.3 g/t Au,** including 0.65 m at 857 g/t Au in drill hole ML-25-283;
- **2.2 m at 39.4 g/t Au** in drill hole ML-25-287.

Commenting on the Chibougamau Camp exploration progresses, Marie-France Bugnon, Vice President, Exploration for IAMGOLD, stated: "I want to highlight and congratulate our exploration team for their continuous dedication to conduct the drilling programs in a safe manner. The results of our winter drilling program demonstrate the potential to expand the current resources on both deposits, Nelligan and the Megane Zone of Monster Lake Project. The widths of the mineralized sequence intersected in the deeper holes at Nelligan do not show any sign of pinching and encourage further step-out drilling. At Monster Lake, results are very encouraging with typical high-grade veins persisting in the general down-plunge of the zone, though the nature of the mineralization style will require more close-spacing drilling."

NELLIGAN DRILLING PROGRAM RESULTS

IAMGOLD is reporting assay results from 27 diamond drill holes totaling 11,583 metres completed as part of the 2025 exploration program on Nelligan between January and April 2025. This total includes 24 infill holes completed within the resources shell and three deeper exploration holes testing the extension of the Nelligan deposit down-plunge at depth. Few holes were recollared due to excessive deviation. Please refer to the two longitudinal sections for drill hole locations that intersect the Renard and Footwall zones outlined in Figures 1 and 2 below. In addition, the full assay results are provided in Table 1 at the end of this news release.



Renard Zone – Long section looking North
Az : N079º Dip : - 67º
Au (g/t)
3
2
1
0.5
0.35
NE-25-250: 3.17 g/t Au over 7.1 m
• incl. 5.86 g/t Au over 1.4 m
• incl. 6.22 g/t Au over 1.5 m
NE-25-261: 1.17 g/t Au over 10.0 m
NE-25-263: 0.72 g/t Au over 14.5 m
NE-25-248: 1.00 g/t Au over 28.8 m
• incl. 8.86 g/t Au over 0.5 m
NE-25-265: 1.42 g/t Au over 11.3 m
and 1.62 g/t Au over 22.0 m
NE-25-256A: 1.98 g/t Au over 11.9 m
1.30 g/t Au over 12.5 m
and 115.5 g/t Au over 1.5 m
NE-25-239: 3.15 g/t Au over 13.5 m
• incl.7.91 g/t Au over 3 m
NE-25-240A: 1.70 g/t Au over 4.5 m
and 1.45 g/t Au over 21 m
• incl. 5.48 g/t Au over 1.5 m
NE-25-244: 1.74 g/t Au over 15 m
2.13 g/t Au over 9 m
• incl. 7.51 g/t Au over 1.5 m
3.24 g/t Au over 24.5 m
• incl. 11.5 g/t Au over 1.5 m,
and 9.76 g/t Au over 1.5 m
Plunge 00
Azimuth 000
Looking North

Figure 1 – Nelligan Long Vertical Cross section through the Renard Zone


Footwall Zone – Long section looking North
Az : N078° Dip : - 70°
NE-25-255: 0.62 g/t Au over 6.8 m
NE-25-262: 0.77 g/t Au over 7.5 m
NE-25-245: 0.51 g/t Au over 13.5 m
NE-25-264A: 0.61 g/t Au over 12 m
NE-25-252: 1.07 g/t Au over 43.5 m
NE-25-248: 1.54 g/t Au over 19.5 m
NE-25-263: 1.49 g/t Au over 13.5 m
NE-25-260A: 1.44 g/t Au over 10 m
NE-25-265: 0.95 g/t Au over 21 m
NE-25-240A: 2.57 g/t Au over 3 m
and 2.70 g/t Au over 13.5 m
incl.16.90 g/t Au over 1.5 m
NE-25-256A: 7.48 g/t Au over 7.5 m
incl. 25.4 g/t Au over 1.5
and 1.22 g/t Au over 34.5 m
NE-25-239: 0.82 g/t Au over 18 m
and 4.40 g/t Au over 4.5 m
incl.11.35 g/t Au over 1.5 m
NE-25-244: 1.69 g/t Au over 7.5 m
and 5.29 g/t Au over 2.5 m
and 1.13 g/t Au over 10.5 m
Au (g/t)
3
2
1
0.5
0.35
Plunge 00
Azimuth 000
Looking North

Figure 2 – Nelligan Long Vertical Cross section through the Footwall Zone

The 2025 diamond drilling program was designed to expand the deposit at depth and to the south below Zone 36, alongside in-fill drilling to improve resource classification and to target selected areas including a portion of the western part of the deposit which is best accessed via ice platform in winter. Mineralization associated with the estimated Mineral Resources has been intersected over a strike length of more than 1.8 kilometres and to a depth of 350 to over 550 vertical metres. The mineralized system of the Renard zone remains open along strike and at depth.

Next Steps

The 2025 diamond drilling program has successfully extended the Nelligan deposit further down-plunge to the East (below the 600 to 700 metres vertical depth) with the persistence and width of the typical mineralized sequence intersected in all exploration holes. Notably this drilling may extend further south below Zone 36 which was not systematically drilled below the 300-350 metres vertical level. This will be investigated further with the current program testing the deposit at depth. These results are currently incorporated into the deposit model and will support future updated Mineral Resource estimates.

The next phases of diamond drilling will aim to complete a set of infill holes to convert some of the Inferred Resources into the Indicated category to improve resources classification, investigate gaps such as the near-surface eastern extension and will also continue to test the deeper extensions of the mineralized zones. Technical studies will continue to advance metallurgical testing and other engineering studies.

Regional exploration activities and future exploration programs will continue and will be guided by the ongoing incorporation and compilation of field exploration data to refine geological, geochemical and structural models to help identify and prioritize additional targets for evaluation on the larger project land package.

About the Nelligan Deposit

Nelligan is a large-scale open pit gold exploration project fully owned by IAMGOLD. Nelligan has shown strong growth potential with recent drilling confirming significant extensions of gold-bearing zones, particularly in the Renard, Footwall, and Zone 36 areas. The project is located in a mining-friendly jurisdiction and is among the top 10 largest undeveloped gold deposits in Canada with high potential for further growth.

The Nelligan Project is underlain by a portion of the Caopatina segment of the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillettes syncline with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area are observed broadly as two styles of mineralization: 1) Quartz-sulphide vein type, and 2) disseminated sulphide (pyrite) mineralization in hydrothermally altered units. Mineralization observed on the Nelligan deposit is dominated by the latter and is characterized by hydrothermal alteration of the host meta-sedimentary units displaying variable carbonatization, sericite, phlogopite and pervasive silicification; and associated with widespread disseminated pyrite, varying from 1% to locally 15%, trace molybdenite and occasionally fine grains of visible gold.

As of December 31, 2024, estimated Mineral Resources at the Nelligan deposit were comprised of 102.8 million tonnes of Indicated Resources grading 0.95 grams of gold per tonne for 3.1 million ounces of contained gold and 166.4 million tonnes of Inferred Resources grading 0.96 grams of gold per tonne for 5.2 million ounces of contained gold.

Open-Pit Mineral Resources (at 0.35 g/t Au cut-off)

Mineral Resources Statement – Nelligan Project As of December 31, 2024			
Classification	**Tonnes** (000s)	**Grade** (g/t Au)	**Ounces** (000s)
Total Indicated	102,845	0.95	3,125
Total Inferred	166,395	0.96	5,161

MONSTER LAKE DRILLING PROGRAM RESULTS

IAMGOLD is also reporting assay results from 16 diamond drill holes totaling 10,137.5 metres completed as part of the ongoing 2025 Monster Lake Resources Area drilling program. These drill holes were completed between December 2024 and early June 2025. This total includes 12 delineation holes completed around the resources block model and four deeper exploration holes testing the extension of the Megane and Lower Shear Zones. Few holes were recollared due to excessive deviation. Please refer to the longitudinal section for drill hole locations in Figure 3. In addition, the full assay results are provided in Table 2 at the end of this news release.

The 2025 Monster Lake diamond drilling program was designed to expand the mineralized zones in the lateral and depth extensions, with a few in-fill holes in selected areas where drill hole spacing left some untested gaps. The drilling program tested the Main Shear Zone that hosts the Megane Zone and the parallel structure to the Main Shear Zone and adjacent to the 325-Megane Zone, referred to as the Lower Shear Zone. All holes have intercepted both structures and occasionally secondary structures.

Next Steps

The drilling program will continue at depth and along strike in areas where drill hole spacing remains too wide. These areas will be progressively evaluated along the most prospective areas of the Monster Lake Shear Zones and its secondary associated structures.

The exploration field activities results are continuously compiled to refine the geological and structural model to help identify and prioritize various regional targets developed from targeting exercises to guide future drilling programs.


Main Shear Zone – Longitudinal section looking Northwest
Az : N020° Dip -67°
Au (g/t)
ML-25-286: 11.75 g/t Au over 0.90 m and 10.59 g/t Au over 6.9 m • incl. 66.2 g/t Au over 0.95m
ML-25-285: 2.33 g/t Au over 3.10 m • incl. 6.04 g/t Au over 0.85 m and 7.95 g/t Au over 1.75 m
ML-25-282: 12.66 g/t Au over 3.0 m • incl. 54.4 g/t Au over 0.55 m
ML-25-281 : 3.87 g/t Au over 1.8 m
ML-25-280: 2.01 g/t Au over 1.0 m
ML-25-287: 5.65 g/t Au over 0.9 m
ML-25-288A: 5.53 g/t Au over 1.9 m
ML-25-283: 127.25 g/t Au over 4.9 m
ML-25-287: 39.4 g/t Au over 2.15 m
Lower Shear Zone
ML-25-279 : 2.33 g/t Au over 2 m & 1.92 g/t Au over 2.0 m
ML-25-292 : 23.37 g/t Au over 9 m Incl. 40.65 g/t Au over 5 m Incl. 191.5 g/t Au over 0.7 m
Megane Zone (Main Shear Zone)
ML-25-289 : 3.36 g/t Au over 3.0 m Incl. 7.85 g/t Au over 1 m
ML-24-277 : 4.47 g/t Au over 1.9 m
ML-25-291 : 2.29 g/t Au over 4.1 m Incl. 5.40 g/t Au over 1.1 m

Figure 3 – Monster Lake Long Vertical Cross Section

About the Monster Lake Project

Monster Lake, located 15 kilometres north of Nelligan, is a high-grade underground gold project with a focus on the Megane Zone. The project's high-grade nature and exploration upside make it a valuable complement to Nelligan in IAMGOLD's Canadian portfolio.

The Monster Lake Project is underlain by Archean volcanic rocks of the Obatogamau Formation, which are traversed by an important deformation corridor with associated gold-bearing mineralized structures and dyke swarms. Exploration to date has traced this prospective structural shear zone system for at least 4 kilometres along strike, along which several gold prospects have been discovered and a Mineral Resource delineated at the Megane Zone.

The gold zones observed at Monster Lake are typically of orogenic style with mineralization mostly associated with smokey quartz veins (grey to black) with free gold and sulphide minerals in the sheared wall rocks (pyrite, pyrrhotite, chalcopyrite and sphalerite).

As of December 31, 2024, estimated Mineral Resources at the Monster Lake Project were comprised of 239,000 tonnes of Indicated Resources grading 11.0 grams of gold per tonne for 84,200 ounces of contained gold and 1,053,000 tonnes of Inferred Resources grading 14.4 grams of gold per tonne for 488,500 ounces of contained gold for an underground mining scenario.

Underground Mineral Resources (at 4.1 g/t Au cut-off)

Mineral Resources Statement - Monster Lake Project As of December 31, 2024			
Classification	**Tonnes** (t)	**Grade** (g/t Au)	**Ounces** (oz Troy Au)
Total Indicated	239,000	11.0	84,200
Total Inferred	1,053,000	14.4	488,500

QUALIFIED PERSON AND TECHNICAL INFORMATION

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The qualified persons ("QPs") responsible for the planning, supervision and execution of the diamond drilling programs and construction of the geological models and review of the technical information in this news release are Shana Dickenson, P. Geo., Senior District Geologist, Adrien Zamparutti, P. Geo., Senior Geologist, and Maxime Douëllou, P. Geo., Senior Project Geologist. Each of Ms. Dickenson, Mr. Zamparutti and Mr. Douëllou is a QP for the purposes of NI 43-101 with respect to the technical information being reported on in this news release. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in the news release was also reviewed and approved by Marie-France Bugnon, P.Geo. Vice-President, Exploration for IAMGOLD, who is also a QP.

The design of the drilling programs and interpretation of results is under the control of IAMGOLD's geological staff, including QPs employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations. Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control. In accordance with recommendations from our on-going QA-QC program, additional check analyses are underway at a secondary (umpire) laboratory.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine achieved full nameplate in June 2025 and has the potential to be among the largest gold mines in Canada. IAMGOLD operates Côté in partnership with Sumitomo Metal Mining Co. Ltd. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

Table 1   Nelligan Project Drilling Results - 2025 Drilling program

Hole No.	UTM NAD83 Zone18			AZ	Dip	Dep	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
Nelligan Resources Area - Depth Exploration												
NE-25-239	523352.00	5473553.00	370.00	336	-65	1044	9.00	20.30	11.30	8.04	0.64	DAN ZONE
							47.95	53.60	5.65	4.06	1.22	
							63.00	75.00	12.00	8.51	1.73	
							200.40	226.05	25.65	18.19	0.94	LIAM ZONE
							330.00	350.60	20.60	15.25	1.93	ZONE 36
							437.50	451.50	14.00	10.74	0.87	
							471.30	476.00	4.70	3.64	1.24	
							513.00	520.50	7.50	5.97	1.39	
							559.50	573.00	13.50	10.89	2.17	
Including							565.50	567.00	1.50	1.21	6.62	
							589.50	604.50	15.00	12.16	0.94	
							616.50	630.00	13.50	10.98	3.15	RENARD ZONE
Including							621.00	627.00	6.00	4.88	7.91	
							724.50	732.00	7.50	6.27	1.75	FOOTWALL ZONE
							741.00	744.00	3.00	2.51	2.79	
							877.50	885.00	7.50	6.83	0.68	
							895.50	913.50	18.00	16.64	0.82	
							918.00	922.50	4.50	4.20	4.40	
Including							921.00	922.50	1.50	1.40	11.35	
NE-25-240	523553.00	5473472.00	374.00	324	-60	33	Abandoned due to excessive deviation & No significant results					
NE-25-240A	523553.00	5473472.00	374.00	324	-60	1169	140.10	152.50	12.40	9.65	2.03	DAN ZONE
							170.80	176.75	5.95	4.66	0.85	
							181.20	183.40	2.20	1.73	9.23	
Including							181.20	182.10	0.90	0.71	21.60	
							243.80	253.70	9.90	7.11	0.55	LIAM ZONE
							290.00	292.20	2.20	1.58	2.40	
							361.70	375.60	13.90	10.35	0.55	
							441.00	447.00	6.00	4.64	1.23	
							615.00	622.50	7.50	6.52	0.68	ZONE 36
							637.50	655.50	18.00	15.77	0.50	
							685.20	699.00	13.80	12.21	0.69	
							712.50	717.00	4.50	3.99	1.70	RENARD ZONE
							732.00	753.00	21.00	18.80	1.45	
Including							748.50	750.00	1.50	1.34	5.48	

| Hole No. | UTM NAD83 Zone18 | | | AZ | Dip | Dep | From | To | Interval | True Width [1] | Au [2][3] | NOTE |
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
							783.00	796.50	13.50	12.25	0.88	FOOTWALL ZONE
							802.50	814.50	12.00	10.95	0.66	
							819.60	825.00	5.40	4.94	2.69	
							849.00	856.50	7.50	6.97	1.22	
							910.50	913.50	3.00	2.84	2.57	
							979.50	993.00	13.50	13.15	2.70	
Including							981.00	982.50	1.50	1.46	16.90	
							1026.00	1036.50	10.50	10.40	1.05	
NE-25-244	523695.00	5473416.00	377.00	328	-59	1239	244.50	251.00	6.50	5.23	2.03	DAN ZONE
							310.00	313.00	3.00	2.19	1.71	LIAM ZONE
							343.50	352.50	9.00	6.61	2.01	
							521.50	538.50	17.00	12.97	0.62	
							574.70	585.00	10.30	8.09	0.52	
							682.00	689.50	7.50	6.34	4.28	ZONE 36
Including							686.50	688.00	1.50	1.27	18.10	
							797.00	812.00	15.00	12.88	1.74	RENARD ZONE
Including							803.45	808.25	4.80	4.12	3.03	
							824.00	833.00	9.00	7.74	1.04	
							837.50	846.50	9.00	7.75	2.13	
Including							837.50	839.00	1.50	1.29	7.51	
							851.00	875.50	24.50	21.20	3.24	
Including							857.00	858.50	1.50	1.30	11.50	
Including							861.50	863.00	1.50	1.30	9.76	
Including							874.50	875.50	1.00	0.89	21.50	
							905.50	926.50	21.00	18.72	2.23	FOOTWALL ZONE
Including							923.50	925.00	1.50	1.34	13.05	
							991.50	999.00	7.50	7.11	1.69	
							1007.00	1009.50	2.50	2.38	5.29	
							1023.00	1033.50	10.50	10.03	1.05	
							1069.50	1080.00	10.50	10.16	1.13	
							1093.50	1102.50	9.00	8.77	0.88	
Nelligan Resources Area - Infill drilling												
NE-25-241	522342.15	5474027.97	369.00	330	-50	150	No significant results					
NE-25-242	522394.46	5474005.95	369.00	332	-50	135	No significant results					
NE-25-243	522471.74	5474006.17	369.00	332	50	174	No significant results					
NE-25-245	522449.19	5473952.01	369.00	332	50	303	63.00	74.70	11.70	9.83	0.63	RENARD ZONE

Hole No.	UTM NAD83 Zone18			AZ	Dip	Dep	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
							139.50	153.00	13.50	11.34	0.51	FOOTWALL ZONE
NE-25-246	522388.00	5473968.00	369.00	332	-50	180	No significant results					
NE-25-247	522334.00	5473965.00	369.00	332	50	183	No significant results					
NE-25-248	522274.00	5473779.00	369.00	332	52	450	148.20	177.00	28.80	24.62	1.00	RENARD ZONE
Including							163.80	164.30	0.50	0.43	8.86	
							219.00	240.00	21.00	18.33	1.37	FOOTWALL ZONE
Including							223.50	225.00	1.50	1.31	6.71	
							252.00	271.50	19.50	17.17	1.54	
							323.70	339.50	15.80	14.49	0.79	
NE-25-249	522291.62	5473987.23	369.00	332	50	156	No significant results					
NE-25-250	522309.05	5473814.34	369.00	332	-50	360	97.00	106.00	9.00	7.85	1.10	RENARD ZONE
							110.40	117.50	7.10	6.21	3.17	
Including							111.60	113.00	1.40	1.22	5.86	
Including							114.50	116.00	1.50	1.31	6.22	
							162.70	172.50	9.80	8.68	0.79	FOOTWALL ZONE
							178.50	184.50	6.00	5.35	0.99	
							190.50	201.80	11.05	10.14	0.69	
							261.00	265.50	4.50	4.18	1.63	
							274.00	282.00	8.00	7.51	0.63	
							304.50	306.00	1.50	1.43	4.62	
NE-25-251	522240.06	5473959.50	369.00	332	-50	191	No significant results					
NE-25-252	522228.59	5473816.68	369.00	332	-50	399	162.00	205.50	43.50	38.77	1.07	FOOTWALL ZONE
Including							199.50	201.00	1.50	1.34	6.06	
NE-25-253	522214.95	5473910.01	369.00	322	-48	270	65.50	85.50	20.00	16.66	1.25	FOOTWALL ZONE
Including							81.00	82.50	1.50	1.26	6.46	
NE-25-254	522274.93	5473848.19	369.00	332	-50	330	83.00	89.00	6.00	5.20	1.44	RENARD ZONE
							123.90	137.40	13.50	11.85	0.61	FOOTWALL ZONE
							141.90	157.90	16.00	14.14	0.95	
							201.40	202.90	1.50	1.36	5.40	
							266.40	269.10	2.70	2.51	17.45	
Including							266.40	267.90	1.50	1.39	31.00	
NE-25-255	522284.20	5473934.70	369.00	332	-50	240	No significant results					
NE-25-256	523034.62	5473643.58	379.43	328	-58	45	Abandoned due to excessive deviation & no significant results					
NE-25-256A	523034.62	5473643.58	379.43	328	-58	822	120.00	129.00	9.00	7.24	1.18	ZONE 36
							134.00	165.00	31.00	25.00	0.97	
							177.00	225.50	48.50	39.38	1.32	

Hole No.	UTM NAD83 Zone18			AZ	Dip	Dep	From	To	Interval	True Width [1]	Au [2] [3]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
Including							192.00	194.80	2.80	2.27	6.47	
							265.00	279.30	14.30	11.77	1.24	
							292.00	326.00	34.00	28.10	1.13	
							398.60	410.50	11.90	10.01	1.98	RENARD ZONE
Including							406.00	407.50	1.50	1.26	6.37	
							434.50	447.00	12.50	10.62	1.30	
							486.50	488.00	1.50	1.27	115.50	
							488.00	492.00	4.00	3.40	1.19	
							522.00	531.00	9.00	7.86	2.92	FOOTWALL ZONE
Including							529.50	531.00	1.50	1.31	11.20	
							592.50	600.00	7.50	7.11	2.92	
							633.00	640.50	7.50	6.76	7.48	
Including							634.50	636.00	1.50	1.35	25.40	
							670.50	705.00	34.50	31.86	1.22	
NE-25-257	522250.21	5473887.74	369.00	332	-50	288	78.00	91.50	13.50	11.58	1.00	FOOTWALL ZONE
							96.00	107.00	11.00	9.51	1.13	
							214.50	216.00	1.50	1.37	5.96	
NE-25-258	522345.64	5473918.90	369.00	332	-50	264	66.50	77.00	10.50	8.88	1.00	FOOTWALL ZONE
							87.50	94.80	7.30	6.28	1.24	
NE-25-259	522310.29	5473883.55	369.00	332	-50	300	68.50	76.50	8.00	6.76	3.29	RENARD ZONE
Including							70.00	71.50	1.50	1.27	12.50	
							115.50	132.00	16.50	14.58	0.73	FOOTWALL ZONE
NE-25-260	522291.87	5473718.27	369.00	332	-52	177	Abandoned due to excessive deviation & No significant results					
NE-25-260A	522291.87	5473718.27	369.00	332	-52	501	202.50	208.50	6.00	5.33	2.46	RENARD ZONE
							260.00	270.50	10.50	9.51	0.64	FOOTWALL ZONE
							283.40	287.20	3.80	3.47	1.30	
							296.00	309.00	13.00	11.87	0.88	
							316.50	328.10	11.60	10.70	1.07	
							393.00	403.50	10.50	9.69	1.37	
NE-25-261	522233.70	5473749.45	369.00	332	-50	480	174.00	184.00	10.00	8.64	1.17	RENARD ZONE
							297.00	307.50	10.50	9.31	0.93	FOOTWALL ZONE
							346.50	355.50	9.00	8.10	0.86	
NE-25-262	522214.22	5473944.76	369.00	324	-48	192	109.50	117.00	7.50	6.94	0.77	FOOTWALL ZONE
NE-25-263	522273.68	5473728.54	369.00	323	-54	513	216.00	230.50	14.50	12.04	0.72	RENARD ZONE
							267.00	277.50	10.50	8.91	0.98	FOOTWALL ZONE
							340.50	354.00	13.50	11.46	1.49	

Hole No.	UTM NAD83 Zone18			AZ	Dip	Dep	From	To	Interval	True Width (1)	Au (2)(3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
							414.00	424.50	10.50	9.43	1.22	
NE-25-264	522215.44	5473861.28	369.00	325	-47	90	Abandoned due to excessive deviation & No significant results					
NE-25-264A	522215.44	5473861.28	369.00	325	-47	297	114.00	135.00	21.00	18.50	0.97	FOOTWALL ZONE
							148.50	152.90	4.40	3.93	1.53	
							181.50	187.50	6.00	5.45	1.50	
							216.00	228.00	12.00	11.06	0.61	
NE-25-265	522728.00	5473719.00	380.00	324	-55	608	46.50	52.50	5.15	4.81	2.41	ZONE 36
							58.70	95.50	36.45	29.60	3.03	
Including							80.50	82.00	1.50	1.22	10.10	
							262.50	273.80	11.30	9.73	1.42	RENARD ZONE
							290.00	312.00	22.00	19.06	1.62	
							316.50	334.50	18.00	15.63	0.75	
							366.00	378.00	12.00	10.58	0.95	FOOTWALL ZONE
							447.00	468.00	21.00	19.32	0.95	

Notes:
1. True widths are estimated at 70 to 98% of the core interval.
2. Drill hole intercepts are calculated with a lower cut of 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.
3. Assays intervals are reported uncapped and high grade sub-intervals are highlighted.

Table 2   Monster Lake Project Drilling Results - 2024 - 2025 Drilling program

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2)(3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
ML-24-277	520457.60	5488211.90	372.50	290	-52	838	653.60	655.50	1.90	1.84	4.47	Main Shear Zone
ML-25-278	520320.10	5488320.50	373.40	315	-61	36	Abandoned due to excessive deviation					
ML-25-278A	520320.10	5488320.50	373.40	315	-61	771	No significant results					
ML-25-279	520342.90	5488446.90	373.40	312	-60	798	538.25	540.25	2.00	1.93	2.33	Main Shear Zone
							545.25	547.25	2.00	1.93	1.92	Main Shear Zone
							730.60	731.60	1.00	0.97	3.99	Annie Shear Zone
ML-25-280	520165.70	5488374.00	371.10	308	-48	534	No significant results					
ML-25-281	520071.90	5488407.60	370.60	298	-58	450	239.65	241.45	1.80	1.74	3.87	Main Shear Zone
ML-25-282	520044.30	5488335.60	370.60	296	-50	423	224.75	227.75	3.00	2.90	12.66	Megane Zone (Main Shear Zone)
Including							*225.75*	*226.30*	*0.55*	*0.53*	*54.40*	
ML-25-283	520006.00	5488221.00	370.00	300	-65	519	392.00	396.40	4.90	4.73	127.25	Lower Shear Zone
Including							*393.40*	*394.05*	*0.65*	*0.63*	*857.00*	
ML-25-284	519967.00	5488171.00	370.00	313	-43	426	10.50	11.00	0.50	0.48	36.10	230-Shear Zone
							311.05	312.95	1.90	1.68	3.20	Lower Shear Zone
ML-25-285	519933.30	5488406.30	369.70	315	-43	255	92.40	95.50	3.10	2.99	2.33	Main Shear Zone
Including							*94.65*	*95.50*	*0.85*	*0.82*	*6.04*	
							100.35	102.10	1.75	1.69	7.95	Main Shear Zone
							207.50	208.50	1.00	0.97	10.80	Lower Shear Zone
ML-25-286	519852.12	5488328.00	370.00	320	-43	207	26.40	27.30	0.90	0.87	11.75	Main Shear Zone
							30.45	35.90	5.45	5.26	1.02	
							44.55	51.45	6.90	6.66	10.59	Megane Zone (Main Shear Zone)
Including							*47.55*	*48.50*	*0.95*	*0.92*	*66.20*	
ML-25-287	520142.93	5488116.66	370.10	303	-52	567	388.60	389.50	0.90	0.87	5.65	Main Shear Zone
							507.45	509.60	2.15	2.08	39.42	Lower Shear Zone
Including							*508.85*	*509.60*	*0.75*	*0.72*	*111.00*	
ML-25-288	520142.93	5488116.66	370.11	310	-47	284	Abandoned due to excessive deviation & No significant results					
ML-25-288A	520142.93	5488116.66	370.11	310	-47	543	501.45	503.35	1.90	1.84	5.53	Lower Shear Zone
Including							*502.40*	*503.35*	*0.95*	*0.92*	*7.84*	
ML-25-289	520303.63	5488174.53	370.79	296	-52	754	534.30	537.30	3.00	2.90	3.36	Main Shear Zone
Including							*536.30*	*537.30*	*1.00*	*0.97*	*7.85*	
ML-25-290	520226.80	5487844.70	375.00	280	-50	753	No significant results					
ML-25-291	520550.20	5488464.60	373.90	310	-60	1008	775.50	779.60	4.10	3.96	2.29	Main Shear Zone
Including							*775.50*	*776.60*	*1.10*	*1.06*	*5.40*	
ML-25-292	520550.20	5488464.60	373.90	306	-52	972	663.00	664.50	1.50	1.45	3.61	Main Shear Zone
							672.00	681.00	9.00	8.69	23.37	Megane Zone (Main Shear Zone)
Including							*675.70*	*680.00*	*5.00*	*4.83*	*40.65*	
Including							*675.70*	*676.40*	*0.70*	*0.68*	*191.50*	

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off for exploration holes and 1.0 g/t Au for infill holes.
2. True widths of intersections are approximately 88 to 97% of the core interval.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "preliminary", "likely", "progress", "strive", "sustain", "effort", "extend", "on track", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada)); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's Annual Information Form or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.